UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the SEC that it registers under and pursuant to the provision of Sect. 8 (a) of the Inv. Co. Act of 1940 and in connection with such notification of registration submits the following information.


Name: Belvedere Investments Ltd.

Address of principal business office (No. & Street, City, State, Zip Code):

21624 Beauford Lane, Northville, MI 48167

Telephone Number (including area code): (248) 476-7350

Name and address of agent for service of process:

Leonard J. Zang 21624 Beauford Lane Northville, Mi 48167


Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES ( ) NO (x)

Signatures

1. Form of signature if registrant is an investment company having a board of directors:

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Livonia and state of Michigan on the 1st day of April 2000


Signature: Belvedere Investments Ltd. (Name of Registrant)
By: Leonard J. Zang (Name of director, trustee or officer signing on behalf of registrant).


Attest: Tina M. Marcum
(Signature)

Member Service Representative
(Title)

Tina M. Marcum
Notary Public Wayne Co. Mi
My Commission expires
4/5/2004